Advanced Series Trust
For the period ended June 30, 2008
File number 811-5186


SUB-ITEM 77C-3
Submission of Matters to a Vote of Security Holders

Meeting of Shareholders of American Century Strategic
Allocation Portfolio.

At this meeting the shareholders of the above-referenced
Portfolios approved the following resolutions:

To approve an increase in the investment management fee rate paid to PI and AST Investment Services, Inc. by the Strategic Allocation Portfolio in connection with the implementation of a new investment strategy for the Portfolio.

The voting was as follows:

Affirmative:	  20,139,230.935
Against:	    9,111,713.001
Abstain:	  32,072,925.590


To approve a revision to the Strategic Allocation
Portfolio's fundamental investment restriction relating to borrowing in order to permit the Portfolio to borrow money to the extent permitted by the Investment Company Act of 1940, including for investment purposes.

The voting was as follows:

Affirmative:	 22,604,462.887
Against:	   6,459,249.153
Abstain:	   2,260,213.590